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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June 1999.

                            DENISON INTERNATIONAL plc
                            -------------------------
                 (Translation of registrant's name into English)



                                  Masters House
                              107 Hammersmith Road
                                 London W14 0QH
                                     England
                    (Address of principal executive offices)


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               DENISON SHAREHOLDERS' APPROVE STOCK BUYBACK AND
             APPOINTMENT OF DIRECTORS AT ANNUAL GENERAL MEETING


MARYSVILLE, Ohio, June 2 - Denison International plc (NASDAQ:DENHY) announced today its shareholders unanimously approved several measures at the Company's Annual General Meeting held May 24, 1999.


Shareholder approval was granted for the Company to puchase up to 10% (1.1 million shares) of its own shares, subject to certain provisions. "While we still feel that the best utilization of the Company's capital liquidity is to seek out and finalize acquisitions that will help to grow Denison well into the future, we look upon the approval to purchase Denison shares as a reconfirmation of shareholder confidence in the management of Denison to do whatever it takes to increase shareholder value", commented J. Colin Keith, Denison Chairman.


Shareholders also approved the re-appointment of Anders C H Brag, Managing Director, as a Director of the Company, and the appointment of Bruce A Smith, Chief Financial Officer, as a Director. In other business approval was granted by shareholders to re-appoint Ernst & Young LLP as Company Auditors.


Denison International plc designs, manufactures, distributes and services highly engineered fluid power systems and components. Denison distributes its products and services globally to a diverse group of original equipment manufacturers and end users in a broad array of industrial applications, including machine tools and material handling equipment, mobile construction, agricultural and utility equipment, and marine applications, including military equipment.

CONTACT: Bruce A. Smith, Chief Financial Officer, Denison International at 937-644-4437; or Carolyn Snider at National Editorial Services at 248-548-7444.


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                                SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               DENISON INTERNATIONAL plc

                                               By:   /s/ Bruce A. Smith
                                                     ------------------
                                                     Bruce A. Smith
                                                     Chief Financial Officer


Date:  June 8, 1999